SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 11, 2007, of Rule 8.1 - Scottish Power plc

                                                                                                                           FORM 8.1

                                      DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                                              FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                                            (Rules 8.1(a) and (b)(i) of the Takeover Code)

   1.    KEY INFORMATION

Name of person dealing (Note 1)                         Terry Hudgens
Company dealt in                                        Scottish Power plc
Class of relevant security to which the dealings        Ordinary shares of 42p
being disclosed relate (Note 2)
Date of dealing                                         28 December 2006

   2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                Long             Short
                                                Number      (%)   Number    (%)
  (1) Relevant securities                        N/A         N/A   N/A       N/A
  (2) Derivatives (other than options)           N/A         N/A   N/A       N/A
  (3) Options and agreements to purchase/sell    N/A         N/A   N/A       N/A
  Total                                          N/A         N/A   N/A       N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

  Class of relevant security:                    Long               Short
                                                Number        (%)   Number    (%)
  (1) Relevant securities                        N/A           N/A   N/A       N/A
  (2) Derivatives (other than options)           N/A           N/A   N/A       N/A
  (3) Options and agreements to purchase/sell    N/A           N/A   N/A       N/A
  Total                                          N/A           N/A   N/A       N/A

(c)      Rights to subscribe (Note 3)

Class of relevant security:             Details
Ordinary Shares of 42p each             See attached schedule

3.       DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale                   Number of securities          Price per unit (Note 5)
See attached schedule           See attached schedule         See attached schedule

(b)      Derivatives transactions (other than options)

  Product name,     Long/short (Note  Number of securities     Price per unit
  e.g. CFD          6)                (Note 7)                 (Note 5)

  N/A               N/A               N/A                      N/A

(c)      Options transactions in respect of existing securities
(i)      Writing, selling, purchasing or varying

  Product   Writing,    Number of     Exercise Type, e.g.  Expiry   Option money
  name,e.g. selling,    securities to price    American,   date     paid/received
  call      purchasing, which the              European             per unit
  option    varying etc.option                 etc.                 (Note 5)
                        relates (Note
                        7)
  N/A       N/A         N/A           N/A      N/A         N/A      N/A

(ii)     Exercising

Product name, e.g.    Number of securities       Exercise price per unit (Note 5)
call option
N/A                   N/A                        N/A

(d)      Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)        Details               Price per unit (if
                                                            applicable) (Note 5)
N/A                                   N/A                   N/A

4.       OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement,  arrangement or understanding  between the person disclosing and any other person relating to the voting rights of any relevant  securities under any option referred to on this form or relating to the voting rights or future  acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................

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Is a Supplemental Form 8 attached? (Note 9)                            NO

Date of disclosure                                     11 January 2007
Contact name                                           Rhona Gregg
Telephone number                                       0141 566 4733
Name of offeree/offeror with which associated          Scottish Power plc
Specify category and nature of associate status        Category 3 - person disclosing
(Note 10)                                              managerial responsibility

Notes The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                                                               Schedule

PPM Energy Nonqualified Deferred Compensation Plan ("the Plan")

Scottish Power plc ("the Company")  announces that Charles Schwab Trust Company ("Trustee of the Plan") reinvested,  on behalf of Terry
Hudgens, 1,150 ordinary shares (287.5510 ADSs) at $58.86 per ADS on 28 December 2006 under a dividend reinvestment.

As a result,  Terry Hudgens' total  interest in the Ordinary  share capital of Scottish Power plc is 79,033 shares,  representing  less than 1% of the issued share capital of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 11, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary